Filed Pursuant to Rule 433

Dated January 24, 2019

Registration No. 333-223608

CAPITAL ONE FINANCIAL CORPORATION

$1,250,000,000

$1,250,000,000 3.900% SENIOR NOTES DUE 2024

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Trade Date:	January 24, 2019

Settlement Date:	January 29, 2019 (T+3)

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

$1,250,000,000 3.900% SENIOR NOTES DUE 2024

Security:	3.900% Senior Notes due 2024

Principal Amount:	US$1,250,000,000

Net Proceeds to Issuer (before expenses):	US$1,242,925,000

Maturity Date:	January 29, 2024

Coupon:	3.900% per annum

Benchmark Treasury:	2.625% Notes due December 31, 2023

Benchmark Treasury Price and Yield:	100-11 1⁄4 ; 2.548%

Spread to Benchmark Treasury:	140 bps

Re-offer Yield:	3.948%

Price to Public:	99.784% of principal amount

Interest Payment Dates:	Semi-annually in arrears on January 29 and July 29 of each year, commencing on July 29, 2019 to, and including, the Maturity Date.

Day Count/Business Day Convention:	30/360; Following, unadjusted

Optional Redemption:	The Issuer has the option to redeem the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, in whole or in part at any time on or after December 29, 2023 (which is the date that is one month prior to the maturity date of the notes)

CUSIP/ISIN:	14040H CA1 / US14040HCA14

OTHER INFORMATION

Joint Book-Running Managers:	Citigroup Global Capital Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Capital One Securities, Inc.

Co-Managers:	Academy Securities, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (File No. 333-223608) (including a base shelf prospectus dated March 12, 2018) and preliminary prospectus supplement dated January 24, 2019 with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Citigroup Global Capital Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Morgan Stanley & Co. LLC, at 1-866-718-1649, Wells Fargo Securities, LLC at 1-800-645-3751 or Capital One Securities, Inc., at 1-800-666-9174, Attn: Compliance.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.